Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Periodic Report
Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.
For the Fiscal quarter ended 31 December 2022
ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2022 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 31 December 2022 have not been approved by the ADB’s Board of Directors but will be provided following approval.
(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.
(4)	Copies of the Global Borrowing Authorization for 2023 and the Global Authorization for Swap Transactions in 2023 are set out in Appendices C and D.

APPENDIX A
SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2022

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1740_GMTN1440_00_2	27-Oct-22	27-Oct-25	AUD13.365mn 3.68% Notes due 27 October 2025	AUD	13,365,000.00
			AUD TOTAL		13,365,000.00

1314_GMTN1040_01_2	27-Oct-22	1-Mar-28	CNY100mn 3.405% Notes due 1 March 2028	CNY	100,000,000.00
1743_GMTN1443_00_2	10-Nov-22	10-Nov-23	CNY250mn 2.21% Notes due 10 November 2023	CNY	250,000,000.00
			CNY TOTAL		350,000,000.00

1733_GMTN1434_00_2	20-Oct-22	20-Oct-32	COP135bn Zero Coupon Deep Discount Notes due 20 October 2032 payable in United States dollars	COP	135,000,000,000.00
			COP TOTAL		135,000,000,000.00

1746_GMTN1446_00_1	23-Nov-22	21-Nov-25	GBP300mn 4.00% Notes due 21 November 2025	GBP	300,000,000.00
			GBP TOTAL		300,000,000.00

1731_GMTN1432_00_2	12-Oct-22	12-Oct-23	HKD100mn 4.00% Notes due 12 October 2023	HKD	100,000,000.00
			HKD TOTAL		100,000,000.00

1737_GMTN1438_00_2	27-Oct-22	27-Oct-32	HUF16bn Zero Coupon Deep Discount Notes due 27 October 2032	HUF	16,000,000,000.00
			HUF TOTAL		16,000,000,000.00

1738_GMTN1430_00_1	19-Oct-22	22-Oct-24	KZT3.411bn 14.5% Amortizing Notes due 22 October 2024	KZT	3,411,252,000.00
			KZT TOTAL		3,411,252,000.00

1721_GMTN1421_01_2	29-Nov-22	19-Sep-24	PLN150mn 8.00% Notes due 19 September 2024	PLN	150,000,000.00
1732_GMTN1433_00_2	18-Oct-22	18-Oct-24	PLN150mn 8.30% Notes due 18 October 2024	PLN	150,000,000.00
1735_GMTN1435_00_2	21-Oct-22	21-Oct-37	PLN250mn Zero Coupon Deep Discount Notes due 21 October 2037	PLN	250,000,000.00
1741_GMTN1441_00_2	3-Nov-22	3-Nov-42	PLN350mn Zero Coupon Deep Discount Notes due 3 November 2042	PLN	350,000,000.00
1742_GMTN1442_00_2	10-Nov-22	10-Nov-23	PLN300mn 9.25% Notes due 10 November 2023	PLN	300,000,000.00
			PLN TOTAL		1,200,000,000.00

1730_GMTN1431_00_2	7-Oct-22	7-Oct-37	USD15mn 4.90% Callable Notes due 7 October 2037	USD	15,000,000.00
1734_GMTN1436_00_2	21-Oct-22	21-Oct-27	USD50mn 4.625% Callable Notes due 21 October 2027	USD	50,000,000.00
1736_GMTN1437_00_2	24-Oct-22	24-Oct-25	USD150mn 4.90% Callable Notes due 24 October 2025	USD	150,000,000.00
1739_GMTN1439_00_2	27-Oct-22	27-Oct-25	USD15.101mn 3.92% Notes due 27 October 2025	USD	15,101,000.00
1744_GMTN1444_00_2	18-Nov-22	18-Nov-27	USD50mn 5.30% Callable Notes due 18 November 2027	USD	50,000,000.00
1745_GMTN1445_00_2	21-Nov-22	21-Nov-27	USD50mn 5.53% Callable Notes due 21 November 2027	USD	50,000,000.00
1747_GMTN1447_00_2	6-Dec-22	6-Dec-27	USD50mn 5.39% Callable Notes due 6 December 2027	USD	50,000,000.00
1748_GMTN1448_00_2	8-Dec-22	8-Dec-27	USD50mn 5.0% Callable Notes due 8 December 2027	USD	50,000,000.00
1749_GMTN1450_00_2	19-Dec-22	19-Dec-23	USD29mn 4.8225% Notes due 19 December 2023	USD	29,000,000.00
1750_GMTN1449_00_2	19-Dec-22	19-Dec-37	USD15mn Zero Coupon Callable Notes due 19 December 2037	USD	15,000,000.00
1751_GMTN1451_00_2	22-Dec-22	22-Dec-23	USD50mn 4.80% Notes due 22 December 2023	USD	50,000,000.00
1752_GMTN1452_00_2	22-Dec-22	22-Dec-23	USD50mn 4.846% Notes due 22 December 2023	USD	50,000,000.00
			USD TOTAL		574,101,000.00

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2022

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION		FINAL REDEMPTION

CNY
CNY	1377_GMTN1096_00_2	15-Nov-22	15-Nov-22	CNY370mn 2.60% Notes due 15 November 2022	0.00		370,000,000.00
				CNY - TOTAL	0.00		370,000,000.00
GBP
GBP	1228_GMTN0956_00_1	15-Dec-22	15-Dec-22	GBP400mn 1.00% Notes due 15 December 2022	0.00		400,000,000.00
GBP	1228_GMTN0956_01_1	15-Dec-22	15-Dec-22	GBP100mn 1.00% Notes due 15 December 2022	0.00		100,000,000.00
GBP	1228_GMTN0956_02_1	15-Dec-22	15-Dec-22	GBP100mn 1.00% Notes due 15 December 2022	0.00		100,000,000.00
				GBP - TOTAL	0.00		600,000,000.00

HKD
HKD	1490_GMTN1207_00_2	8-Dec-22	8-Dec-22	HKD300mn 0.17% Notes due 8 December 2022	0.00		300,000,000.00
HKD	1492_GMTN1209_00_2	16-Dec-22	16-Dec-22	HKD300mn 0.15% Notes due 16 December 2022	0.00		300,000,000.00
HKD	1629_GMTN1337_00_2	20-Dec-22	20-Dec-22	HKD115mn 0.00% Notes due 20 December 2022	0.00		115,000,000.00
				HKD - TOTAL	0.00		715,000,000.00

INR
INR	1201_GMTN0929_00_1	20-Dec-22	20-Dec-22	INR14bn 5.90% Notes due 20 December 2022 payable in United States dollars	0.00		14,000,000,000.00
				INR - TOTAL	0.00		14,000,000,000.00
JPY
JPY	0289_GMTN065_00_2	6-Oct-22	6-Oct-22	JPY1.0bn FX-Linked Notes due 6 October 2022	0.00		1,000,000,000.00
				JPY - TOTAL	0.00		1,000,000,000.00
KZT
KZT	1480_GMTN1187_00_1	22-Oct-22	22-Oct-22	KZT3.875bn 10.12% Amortizing Notes due 22 October 2022	0.00		3,618,559,018.50
				KZT - TOTAL	0.00		3,618,559,018.50

MNT
MNT	1425_GMTN1143_00_1	24-Apr-25	24-Oct-22	MNT21bn 10.10% Amortizing Notes due 24 April 2025 payable in United States dollars	2,625,000,000.00	[a]	0.00
				MNT - TOTAL	2,625,000,000.00		0.00

NOK
NOK	1370_GMTN1089_00_2	4-Oct-22	4-Oct-22	NOK1bn 1.5% Notes due 4 October 2022	0.00		1,000,000,000.00
				NOK - TOTAL	0.00		1,000,000,000.00

RUB
RUB	1376_GMTN1095_00_2	28-Oct-22	28-Oct-22	RUB585mn 4.28% Notes due 28 October 2022	0.00		585,000,000.00
RUB	1384_GMTN1103_00_2	25-Nov-22	25-Nov-22	RUB681mn 4.2% Notes due 25 November 2022	0.00		681,000,000.00
				RUB - TOTAL	0.00		1,266,000,000.00
TRY
TRY	1216_GMTN0945_00_2	09-Nov-22	09-Nov-22	TRY700mn Zero Coupon Deep Discount Notes due 9 November 2022	0.00		700,000,000.00
TRY	1221_GMTN0950_00_2	21-Nov-22	21-Nov-22	TRY100mn 9.00% Notes due 21 November 2022	0.00		100,000,000.00
TRY	1224_GMTN0953_00_2	14-Dec-22	14-Dec-22	TRY400mn Zero Coupon Deep Discount Notes due 14 December 2022	0.00		400,000,000.00
				TRY - TOTAL	0.00		1,200,000,000.00

ZAR
ZAR	1484_GMTN1200_00_2	25-Nov-22	25-Nov-22	ZAR500mn 4.15% Notes due 25 November 2022	0.00		500,000,000.00
ZAR	1620_GMTN1329_00_2	5-Oct-22	5-Oct-22	ZAR750mn 5.10% Notes due 5 October 2022	0.00		750,000,000.00
				ZAR - TOTAL	0.00		1,250,000,000.00

a   Amortized notional on indicated Redemption Date

Appendix C

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2023
WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2023;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.          ADB is hereby authorized to undertake borrowings from time to time during 2023 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)
The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of thirty-three billion five hundred million United States dollars ($33,500,000,000).

(ii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2023, shall not be counted under the authorized borrowing program limit.

(iii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.          The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency medium-term note program, and each issue of Bonds (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)	currency and principal amount;
(ii)	amount of proceeds;
(iii)	market(s);
(iv)	title and form;
(v)	price;
(vi)	issuance date(s);
(vii)	drawdown date(s);
(viii)	maturity date(s);

(ix)	interest rate(s) and interest payment date(s); and
(x)
any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.          ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.          Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.          The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.          Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

Appendix D

RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2023

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2023;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.          ADB is hereby authorized to undertake from time to time during 2023 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.          The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB’s borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB’s borrowings under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB’s borrowings under any local currency medium-term note program, and ADB’s other borrowings (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB’s asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.          Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.          For the purposes of para. 3, the approval and determinations of the President, a Vice- President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

5.          For the purposes of this Resolution, "Authorized Representative" means

(i)
any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; Principal Risk Management Specialist; a Principal Counsel; and a Senior Risk Management Specialist; and

(ii)
in reference to any particular swap transaction undertaken in connection with ADB’s borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.